UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For February 8, 2019

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Operating overview and trading statement for the six months ended 31 December 2018

Johannesburg, Friday, 8 February 2019. Harmony Gold Mining Company Limited (“Harmony” or the “Company”) announces an update on its operating results and provides a trading statement relating to its interim results for the six months ended 31 December 2018 (“H1FY19”).

Overview of H1FY19 operating performance

Harmony’s investments in Hidden Valley and Moab Khotsong have boosted production and contributed significantly to the group’s operational free cash flow.

Gold production for the group was 751 000oz for the six months ended 31 December 2018, a 34% increase compared to the six months ended 31 December 2017.

All-in sustaining costs for the group increased by 6% to R528 265/kg for the six months ended 31 December 2018, compared to R500 248/kg for the six months ended 31 December 2017.

Headline and basic earnings

In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited (JSE), a company listed on the JSE is required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least 20% from the financial results for the previous corresponding period.

Shareholders of Harmony are advised that a reasonable degree of certainty exists that earnings for the six months ended 31 December 2018 (“H1FY19”) will be lower than for the corresponding six months ended 31 December 2017 (“the previous comparable period” or “H1FY18”) primarily due to:

a)
an increase in amortisation and depreciation for the Hidden Valley operation as a result of the mine reaching commercial levels of production in June 2018;
b)
a reported translation loss on the US$ denominated debt at 31 December 2018; and
c)
lower derivative gains recorded in H1FY19.

Headline earnings per share (“HEPS”) are expected to be between 7 and 29 South African cents – a decrease of approximately 87% to 97% reported for the previous comparable period (which was 224 South African cents). In US dollar terms, HEPS are expected to be between 1 and 3 US cents per share, which is between 83% to 97% lower than the headline earnings of 15 US cents per share reported for the previous comparable period.

Earnings per share (“EPS”) are expected to decrease to between 6 and 26 South African cents per share, which is between 87% and 97% lower than the 203 South African cents per share reported for the previous comparable period. In US dollar terms, the earnings per share is expected to be between 0 and 3 US cents per share, which is between 83% and 97% lower than the earnings of 15 US cents per share reported for the previous comparable period.

a)
Amortisation and depreciation

A depreciation charge (non-cash) of R915 million (US$65 million) was recorded for Hidden Valley for the six months ended 31 December 2018 (compared to R19 million (US$1 million) for the six months ended
31 December 2017). Hidden Valley reached commercial levels of production in June 2018.

b)
Translation loss
A translation loss of R180 million was recognised on the US$ denominated debt as at 31 December 2018, compared to a translation gain of
R196 million recorded in the previous comparable period.

c)
Lower derivative gains

Included in H1FY19 were derivative gains of R20 million (US$1 million) compared to R337 million (US$25 million) in H1FY18.

The financial information on which this trading statement has been based has not been reviewed or reported on by Harmony’s external auditors.

Harmony will publish its interim financial results for the six months ended 31 December 2018 on Tuesday, 12 February 2019.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27(0)71 607 1498 (mobile)

Marian van der Walt
Executive: Investor Relations
+27(0)82 888 1242 (mobile)
Johannesburg, South Africa

8 February 2019

Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 8, 2019	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director